Robert J. Brigham	VIA EDGAR
(650) 843-5053
rbrigham@cooley.com

May 6, 2008

Kathleen Collins

Megan Akst

Jay Ingram

Evan Jacobson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:        Omnicell, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

Definitive Proxy Statement Filed March 25, 2008

File No. 000-33043

Ladies and Gentlemen:

On behalf of Omnicell, Inc. (the “Company”), this letter is being submitted in response to comments (the “Comments”) received from the staff of the Commission (the “Staff”) by letter dated April 23, 2008 (the “Letter”), with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2007 and Definitive Proxy Statement filed March 25, 2008.

As per a telephone conversation on May 5, 2008 between Evan Jacobson of the Staff and the undersigned, this letter serves to confirm a request that the Company be granted an extension of time to provide a response to the Staff’s Letter (the “Response”). The Company respectfully advises the Staff that it is working with internal accounting and legal personnel and its independent accounting firm to prepare the Response.

The Company advises the Staff that it expects to provide the Response to the Staff on or before Friday, May 16, 2008.

Please do not hesitate to call me at (650) 843-5053 if you have any questions or would like any additional information regarding this matter.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Sincerely,

Cooley Godward Kronish LLP

By:	/s/ Robert J. Brigham
Robert J. Brigham, Esq.

cc:	Robin G. Seim - Omnicell, Inc.
Dan S. Johnston - Omnicell, Inc.
David D. Hickox - Ernst & Young LLP
Sally A. Kay - Cooley Godward Kronish LLP